UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-14684
SHAW COMMUNICATIONS INC.
(Exact name of registrant as specified in its charter)
Suite 900, 630 – 3rd Avenue S.W.
Calgary, Alberta T2P 4L4
(403) 750-4500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
7.20% Senior Notes due 2011
(Title of each class of securities covered by this Form)
Class B Non-Voting Participating Shares
6.10% Senior Notes due 2012
7.5% Senior Notes due 2013
6.15% Senior Notes due 2016
5.70% Senior Notes due 2017
6.50% Senior Notes due 2014
5.65% Senior Notes due 2019
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: None
Pursuant to the requirements of the Securities Exchange Act of 1934, Shaw Communications Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 20, 2009	Shaw Communications Inc.
	By:	/s/ Steve Wilson
		Name:	Steve Wilson
		Title:	Senior Vice President and Chief Financial Officer